UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2008

Commission file number: 0-20892

ATTUNITY LTD.
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

        This Form 6-K is hereby incorporated by reference into: Form F-3 Registration Statements File Nos. 333-138044, 333-119157, 333-122937, 333-142286 and Form S-8 Registration Statements File Nos. 033-84180, 333-932, 333-11648, 333-122271, 333-122302 and 333-142284.

CONTENTS

On November 26, 2008, Attunity Ltd (the “Company”) announced that its 2008 Annual General Meeting will be held on December 31, 2008 and that shareholders of record at the close of business on November 27, 2008 are entitled to notice of and to vote at the meeting. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated herein by reference.

This is to inform shareholders that the press release inadvertently stated that the record date is November 27, 2008 whereas the correct record date is November 28, 2008.

On December 1, 2008, the Company commenced the mailing of the Proxy Statement for the 2008 Annual General Meeting and the related proxy card to its shareholders. A copy of the Proxy Statement and proxy card is attached as Exhibit 99.2 hereto and incorporated herein by reference.

Exhibits

99.1.	Press Release, dated November 26, 2008: Attunity Announces 2008 Annual General Meeting.

99.2.	Attunity Ltd Proxy Statement for Annual General Meeting to be held December 31, 2008 and Form of Proxy Card.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD. By: /s/ Dror Elkayam —————————————— Dror Elkayam, VP Finance and Secretary

Date: December 1, 2008